                                                                  EXHIBIT (a)(8)



                  [Transcript of voice message to participants]



Hello/Good Morning/Good Afternoon


This is Bob Halbert from Human Resources and I am sending this voice message as a reminder to all employees who are eligible to participate in the Option Exchange Program, that the deadline to submit your election is quickly approaching.

You may elect to exchange your eligible options any time prior to 12:00 midnight, Atlanta Georgia Time, on July 25, 2003, by following the procedures listed in the Offer to Exchange.

I strongly encourage you to make your election using the Exchange Program link on the Human Resources page of the ARRIS Intranet. However, your election may also be made via mail or fax as outlined in the Offer to Exchange.

As a reminder, The Cafaro Group is available from 8 am - 5 pm each business day to answer any questions you may have about the offer to exchange. They can be reached at 1-800-444-4866.

The Cafaro Group will be hosting a Web cast at 3:00 pm Atlanta time on July 14th to present an overview of the Exchange Program and answer any questions you may have.

Please make every effort to participate. If you misplaced the Web cast participation instructions previously sent, please contact me or any Human Resources Representative.

Thank you for your time, and have a great day.